UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Scientific Energy, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

808731202
(CUSIP Number)

October 24, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

¨	Rule 13d-1(b)

☒	Rule 13d-1(c)

¨	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Elate Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ¨
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF	5	SOLE VOTING POWER 26,000,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER --
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 26,000,000
WITH	8	SHARED DISPOSITIVE POWER --
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,000,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.87% of Common Stock
12	TYPE OF REPORTING PERSON CO

Item 1.

(a)	Name of Issuer: Scientific Energy, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

27 Weldon Street
Jersey City, NJ 07306

Item 2.

(a)	Name of Person Filing

Elate Holdings Limited

(b)	Address of Principal Business Office or, if none, Residence

Unit 1002, 10/F., 21-23 Des Voeux Road Central, Hong Kong

(c)	Citizenship

Elate Holdings Limited is a company organized under the laws of Hong Kong.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

808731202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)        Amount beneficially owned: 26,000,000 shares consisting of shares of Common Stock held by the Elate Holdings Limited dated October 24, 2022.

(b)       Percent of class: 9.87% (based on 263,337,500 shares of Common Stock outstanding as of June 30, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q for the six months ended June 30, 2022).

(c)        Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 26,000,000

(ii)	Shared power to vote or to direct the vote: --

(iii)	Sole power to dispose or to direct the disposition of: 26,000,000

(iv)	Shared power to dispose or to direct the disposition of: --

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

By:	/s/ Feng Zhong Yun
Feng Zhong Yun, Managing Director Elate Holdings Limited